Filed Pursuant to Rule 253(g)(2)

File No. 024-12271

SUPPLEMENT NO. 7 DATED FEBRUARY 24, 2025

MASTERWORKS VAULT 2, LLC

This Supplement No. 7 dated February 24, 2025 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 2, LLC (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”), originally filed on June 2, 2023, as amended by Post-Qualification Amendment No. 1 filed on June 21, 2023, Post-Qualification Amendment No. 2 filed on July 18, 2023, Post-Qualification Amendment No. 3 filed on August 2, 2023, Post-Qualification Amendment No. 4 filed on August 15, 2023, Post-Qualification Amendment No. 5 filed on August 22, 2023 and Post-Qualification Amendment No. 6 filed on September 5, 2023, Post-Qualification Amendment No. 7 filed on September 15, 2023, Post-Qualification Amendment No. 8 filed on September 27, 2023, Post-Qualification Amendment No. 9 filed on October 16, 2023, Post-Qualification Amendment No. 10 filed on May 23, 2024, Post-Qualification Amendment No. 11 filed on July 19, 2024, Post-Qualification Amendment No. 12 filed on December 11, 2024 and Post-Qualification Amendment No. 13 filed on February 12, 2025. This Supplement should be read in conjunction with the Offering Circulars (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circulars relating to the Artwork and Artist Metrics. Particularly, the Masterworks public sale database has been updated as of December 31, 2024. Accordingly, the Sharpe Ratio, Record Price Appreciation, Median Repeat Sale Pair Appreciation and Artist Market Profile for each relevant artist listed in the “Description of Business - Artist Metrics” section of the Offering Circulars has been updated, as applicable, as shown below.

“Sharpe Ratio”

Artist	Sharpe Ratio
Banksy	1.31
Robert Ryman	N/A
Pierre Soulages	0.55
Christopher Wool	0.68
Lynette Yiadom-Boakye	N/A

Record Price Appreciation

Artist	Compound Annual Growth Rate (“CAGR”)	First Record Price	First Record Price Date	Last Record Price	Last Record Price Date
Banksy	58.2%	$1,354	November 18, 2003	$21,936,000	December 31, 2024
Robert Ryman	16.6%	$35,000	May 9, 1984	$18,250,000	December 31, 2024
Pierre Soulages	19.3%	$12,271	December 4, 1983	$17,300,000	December 31, 2024
Christopher Wool	22.4%	$24,000	May 8, 1990	$26,500,000	December 31, 2024
Lynette Yiadom-Boakye	40.2%	$67,124	October 17, 2013	$2,979,020	December 31, 2024

Median Repeat Sale Pair Appreciation

Artist	Median Repeat Sale Pair Appreciation Rate	Number of Repeat Sales	First Repeat Sale Pair Date	Last Repeat Sale Pair Date
Banksy	14.4%	30	February 7, 2007	October 10, 2024
Robert Ryman	N/A	N/A	N/A	N/A
Pierre Soulages	12.9%	33	May 9, 1996	October 18, 2024
Christopher Wool	10.7%	31	November 20, 1996	November 21, 2024
Lynette Yiadom-Boakye	N/A	N/A	N/A	N/A

Artist Market Profiles

Artist	Artist Market Profiles
Banksy	Established
Robert Ryman	Mature
Pierre Soulages	Mature
Christopher Wool	Established
Lynette Yiadom-Boakye	Emerging